09056023

Section
MAR 03 2009
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 West 38th Street
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dr. Ying Cui, President — 212-966-0996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/12

BB 3/24

OATH OR AFFIRMATION

I, Dr. Ying Cui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public # 02WA6196436

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Univest Securities, Inc

I have audited the accompanying statement of financial condition of Univest Securities, Inc. as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 14, 2009

Univest Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 404,727
Receivables	36,593
Investments	466,525
Current assets	907,845
Fixed assets, net of depreciation	180,678
Security deposits	11,379
	192,057
Total assets	1,099,902
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	28,289
Securities sold, not yet purchased at market value	11,020
Other payable	91,132
Current liabilities	130,441
Total stockholders' equity	969,461
Total liabilities & stockholders' equity	$ 1,099,902

See accompanying notes to financial statements.

Univest Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2008

Revenues	
Commissions and service income	$ 636,022
Net trading income	(159,982)
Other income	239,341
Total Revenues	715,381
Expenses	
Payroll and brokerage fees	585,760
Rents	11,962
Office and supplies	189,606
Total Expenses	787,328
Income before provision for corporate income taxes	(71,947)
Provision for corporate income taxes	400
Net Income	$ (72,347)

See accompanying notes to financial statements.

Univest Securities, Inc

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Stockholder Equity
Balance, January 1, 2008	200	$232,500	$ 578,949	$ 378,821	$1,190,270
Net income				(72,347)	(72,347)
Capital withdrawal				(148,462)	(148,462)
Balance, December 31, 2008	200	$232,500	$ 578,949	$ 158,012	$969,461

See accompanying notes to financial statements.

Univest Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ (72,347)
Add back: depreciation	6,440
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in operating assets:	
Receivables	17,471
Investments	38,807
Other assets	49,436
Increase (decrease) in operating liabilities:	
Securities short	(95,500)
Other payables	(54,770)
Accounts payable	22,957
Net cash provided by operating activities	(87,506)
Cash flows from financing activities:	
Capital withdrawal	(148,462)
Cash and equivalents, beginning of year	640,696
Cash and equivalents, end of year	$ 404,728
Supplemental disclosure:	
Income taxes paid	$ 1,848

See accompanying notes to financial statements.

Univest Securities, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2008

1. Significant Accounting Policies

Univest Securities, Inc. (the Company) was organized in the State of New York in November, 1993. The Company is an introducing broker-dealer registered with the National Association of Securities Dealers (NASD). Business is transacted through accounts of clearing organizations on a fully disclosed basis.

The Company prepares its financial statements on the accrual basis of accounting. Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Investments

At December 31, 2008 the Company had balances in brokerage market accounts of $ 416460.

3. Deposits with Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Ridge Clearing.

A cash deposit is held by Ridge Clearing to indemnify the carrying broker against the failure of the Company's customers to perform their obligations with respect to their accounts.

4. Other Assets

Other assets consist of a rent deposit of $9,600, and miscellaneous deposits of $1,779.

5. Stockholders' Equity

The Company has issued 200 shares of no par voting common stock which are outstanding as of December 31, 2008.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company was in compliance with these regulations.

7. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2008, the Company was in compliance with this program.

8. Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. There are no federal taxes due. However, the Company is liable for New York State minimum tax and New York City income tax.

9. Lease Obligations

The Company's office lease expires in 2012. The Company has signed a new lease with monthly payments of $4,700 month.

10. Pension Plan.

The Company has a Savings Incentive Match Plans for Employees (SIMPLE). The plan has been effect since 1997 and has no outstanding liabilities.

Univest Securities, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2008

Schedule 1

Total Assets	$ 1,099,902
Less Liabilities	130,441
Total ownership equity	969,461
Less: Unallowable assets	192,057
Net Capital before Haircuts on Securities Positions	777,404
Less: Haircuts	(81,360)
Net Capital	696,044
Minimum Net Capital required	(100,000)
Excess net capital	596,044
Aggregate indebtedness	130,441
Net Capital	$ 696,044
Ratio AI to NC	19%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Univest Securities, Inc's FOCUS report - Part IIA as of December 31, 2008.

Univest Securities, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Univest Securities, Inc

In planning and performing my audit of the financial statements of Univest Securities, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 14, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Univest Securities, Inc.

Index to Financial Statements

December 31, 2008